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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                Schedule 14D-9/A
                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

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                              TAUBMAN CENTERS, INC.
                            (Name of Subject Company)


                              TAUBMAN CENTERS, INC.
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    876664103
                      (CUSIP Number of Class of Securities)


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                                  LISA A. PAYNE
                              TAUBMAN CENTERS, INC.
                             200 EAST LONG LAKE ROAD
                             SUITE 300, P.O. BOX 200
                        BLOOMFIELD HILLS, MICHIGAN 48303
                                 (248) 258-6800
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)


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                                 WITH COPIES TO:

       CYRIL MOSCOW               JEFFREY H. MIRO            ADAM O. EMMERICH
HONIGMAN MILLER SCHWARTZ AND      KENNETH H. GOLD           TREVOR S. NORWITZ
         COHN, LLP             MIRO, WEINER & KREIMER         ROBIN PANOVKA
2290 FIRST NATIONAL BUILDING   38500 WOODWARD AVENUE,   WACHTELL, LIPTON, ROSEN
    660 WOODWARD AVENUE              SUITE 100                  & KATZ
DETROIT, MICHIGAN 48226-3583     BLOOMFIELD HILLS,         51 WEST 52ND STREET
      (313) 465-7000               MICHIGAN 48303       NEW YORK, NEW YORK 10019
                                  (248) 646-2400            (212) 403-1000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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                  This Amendment No. 6 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on December 11, 2002 (as subsequently amended, the "Schedule 14D-9"), by Taubman Centers, Inc., a Michigan corporation (the "Company" or "Taubman Centers") relating to the tender offer made by Simon Property Acquisitions, Inc. ("Offeror"), a wholly owned subsidiary of Simon Property Group, Inc. ("Simon"), as set forth in a Tender Offer Statement filed by Simon on Schedule TO, dated December 5, 2002 (the "Schedule TO"), to pay $18.00 net to the seller in cash, without interest thereon, for each Common Share, upon the terms and subject to the conditions set forth in the Schedule TO. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 3.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) ARRANGEMENTS WITH EXECUTIVE OFFICERS AND DIRECTORS OF TAUBMAN CENTERS

The Schedule 14D-9 is amended to include the following statement at the end of the first paragraph of Item 3(a) on page 1:

                  Mr. Robert S. Taubman and Mr. William S. Taubman, both of whom are directors and executive officers of the Company beneficially own (including through voting proxies) in the aggregate 2,114,973 shares of Series B Preferred Stock which represents 6.7% of the outstanding Series B Preferred Stock, Courtney Lord owns 193,095 or less than 1% of the outstanding Series B Preferred Stock and none of the other directors or executive officers beneficially own any Series B Preferred Stock. The Taubman Family beneficially owns (including through voting proxies) in the aggregate 26,784,060 shares of Series B Preferred Stock which represents 84.3% of the outstanding Series B Preferred Stock.

The Schedule 14D-9 is further amended to insert the following new section into
Item 3(a) on page 6 after the section entitled "Indemnification" and before the section entitled "Rights of the Holders of Series B Preferred Stock":

                  1998 RESTRUCTURING

                           In 1998, stimulated by the desire of a major investor
                  in Taubman Centers (two General Motors pension funds) to structure their very significant exposure to regional malls in a manner more consistent with the size of their overall investment and the Company's desire to simplify its corporate structure to make it more like the comparable UPREITs which went public after the Company, the Company engaged in a restructuring. This restructuring had three essential elements: (i) the General Motors pension funds exchanged their Operating Partnership interests for direct ownership of mall properties, thus decreasing the number of outstanding units and increasing proportionately the share of the public and the Taubman family; (ii) the Partnership Committee of the Operating Partnership which had previously been the principal governing body of the Taubman Centers business was dissolved; and (iii) the voting rights of the Taubman family and other operating part-


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                  nership unit-holders were proportionately moved up to the
                  REIT level pursuant to an arrangement negotiated between the partnership unit-holders and the Company Board of Directors (which was represented by independent financial and legal advisors). To effectuate this shift of governance, the unit-holders were issued a new series of voting Series B Preferred Stock at the Company level in exchange for their right to guaranteed seats on the TRG Partnership Committee and certain other rights. See "Rights of the Holders of Series B Preferred Stock."

                           As a result of the restructuring the public
                  shareholders went from an approximate 38% interest (held indirectly through the corporate parent) in the Operating Partnership to a 63% interest in the Operating Partnership, and the Taubman family increased its share from an approximate 19% interest to an approximate 28% interest.

                           Prior to the 1998 restructuring, the partners of the
                  Operating Partnership, including the Taubman family, pursuant to the partnership agreement of the Operating Partnership, had the right to appoint a number of members of the partnership committee along with other governance rights at the partnership and property management levels. They relinquished these and other rights in consideration for a voting interest in Taubman Centers proportional to their economic ownership in the consolidated enterprise. The directors of Taubman Centers, who had the benefit of independent counsel and financial advisors, unanimously approved the restructuring, thus determining that the consideration provided in exchange for the issuance of the Series B shares was fair and appropriate. The New York Stock Exchange also acknowledged that this was not an issuance requiring shareholder approval and that the transaction was consistent with the Exchange's policy against disenfranchising shareholders. Under applicable law, the issuance of the Series B shares required as a technical matter the payment of a nominal amount of cash for the shares (similar to a par value requirement).

                           One effect of the 1998 restructuring was to align the
                  interests of the holders of Units (including the Taubman Family) with the holders of publicly traded shares, so that the voting interests and economic interests of all holders would be equivalent. From an economic perspective, if Taubman Centers were to completely liquidate its assets (including the assets of the Operating Partnership, its controlled affiliate), the Taubman family would be legally entitled to approximately 30.6% of the proceeds. Income generated by the Operating Partnership is distributed to the Company and the Unitholders in proportion to their interests and the Taubman Family is entitled to approximately 30.6% of these distributions. Similarly, from a voting perspective the Taubman Family through the Series B Preferred Stock has the ability to cast 30.6% of the voting power of the Company (in addition Robert Taubman has been granted proxies with respect to another 3% of the voting power). Thus, the voting interests and economic ownership of all investors in the Taubman Centers business are perfectly aligned.


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ITEM 4.  THE SOLICITATION OR RECOMMENDATION

(c) REASONS FOR THE RECOMMENDATION

The Schedule 14D-9 is amended to replace the first paragraph of Item 4(c) on page 14 with the following:

         The Taubman Centers Board of Directors, after consultation with its senior management, legal and financial advisors reached the conclusion that the Offer is not in the best interest of the Company's shareholders and offered the recommendation described above, for the following reasons:

The Schedule 14D-9 is amended to amend and restate in their entirety the following reasons for the recommendation, each subparagraph set forth below replacing the corresponding subparagraph in the Schedule 14D-9:

                  (i) The Board's familiarity with the business of the Company, its financial condition, results of operations and prospects and the nature of, the prospects for, and the Company's position in, the industry in which the Company operates, and the Board's belief that for the reasons further explained under paragraphs (iii) and (v), neither the Company's current stock price nor the offer reflect the full value of the Company's assets.

                  . . .

                  (v) The fact that Taubman Centers has delivered more than an 80% total return to shareholders over the past five years, during which time the Company has outperformed the Morgan Stanley REIT Total Return Index (which returned 21.6%), the S&P 500 Total Return Index (which returned 4.3%), and many of its competitors (including Simon Property Group, which returned 63.3%). The Taubman Centers properties have the highest average sales and rents per square foot of any regional mall company. Based on these facts, the Board believes that the offer does not reflect the full value of the Company's assets.

                  . . .

                  (viii) The Board's belief that Simon's public relations campaign aimed at damaging the Company is hypocritical and concern about Simon's misleading statements to the public about its own corporate governance in its press releases and Form 8-K filed on November 18, 2002. The Board noted the fact that Simon claimed in a press release that "the Simon family has no veto power or other control mechanism that could block a sale or merger transaction." In a story published in The New York Times on December 1, 2002, Simon admitted the untruth of its statement, calling it "a mistake" and noting that the family does in fact have the power to block a merger and that to date Simon has not issued a correction and maintained this incorrect press release on its website. In addition, the Board took note of Simon's willingness to mischaracterize Taubman Centers' financial performance and to misrepresent David Simon's communications with Robert Taubman. The Board believes that these misstatements may be indicative of a larger


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         compliance problem in the Simon organization, which calls into question both Simon's representations and its ability to consummate a transaction along the lines it has proposed.

                  (ix) The fact that completion of the Offer and second-step merger will likely be a taxable event to many of the Company's shareholders, the timing of which will not be in their individual control. Accordingly, the Board believes that many shareholders would actually receive less in net proceeds than purported to be offered by Simon, which offer in itself the Board has determined to be inadequate.

The Schedule 14D-9 is amended to replace in its entirety the penultimate paragraph of Section 4(c) with the following two paragraphs:

         In addition, in arriving at their recommendation, the directors of the Company were aware of the interests of certain officers and directors of the Company as described under "Interests of Certain Persons." The directors of the Company were also aware that the Taubman Family's voting power is derived primarily from its ownership of Series B Preferred Stock and that Simon has challenged the issuance of the Series B Preferred Stock and is seeking to disenfranchise the Series B shareholders; however, the Board believes this litigation to be without merit.

         In making its determination that the Offer is not in the best interests of Taubman Centers and Taubman Centers' shareholders, the Board took into account that the realization of the Company's anticipated future results is not assured, and that there is a risk that the Company's plans, like the plans of any business, will not be successfully completed. If the Company remains independent, its shareholders will continue to bear this risk.



ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

(a) LEGAL MATTERS

The Schedule 14D-9 is amended by replacing in its entirety the last paragraph of
Item 8(a) on page 19 with the following:


                  By-law Amendments. On December 10, 2002, the Company's Board of Directors amended the By-laws of the Company in order to opt out of the Michigan Control Share Acquisitions Act and to make certain other procedural changes. These changes provide that a shareholder who wishes to nominate directors or bring business before a shareholder meeting must give the Company timely notice in writing of that business or nomination and provide specified information concerning their proposal, and that only business specified in the notice of the meeting or at the direction of the board of directors will be conducted at a special meeting of shareholders. The By-law changes also clarified the fact that no notice of the time and place of any adjourned meetings be given except as required by law, and added more detailed provisions regarding the delivery and waiver of any notice to the shareholders or the board.

                  On December 20, 2002, the Board of Directors further amended the By-laws of the Company to specify the timing and procedures that would apply to a special meeting requested by the shareholders. Under the Company's By-laws a holder or holders of more than 25% of the voting power of the Company's outstanding shares can cause a special meeting to be convened. Under the changes adopted by the Board of Directors on December 20, 2002, that are designed to provide an orderly process for the calling of such a meeting upon shareholder request, a shareholder or shareholders desiring to call a special meeting of the shareholders must send the Company a notice requesting that the Company establish a record date and a meeting date for such a special meeting. This notice must be accompanied by documentation evidencing that the shareholder or shareholders requesting the meeting possess sufficient voting power to request that such a special meeting be called, This notice must also contain specified information regarding the shareholder and the proposals to be considered at the meeting. Within ten business days after receipt of such notice and verification of the accompanying documentation, the Board will fix a record date and meeting date for the special meeting, which meeting date shall be set for not less than 30 nor more than 90 days after the date of such Board action. Prior to these additional changes the By-laws did not specify the procedure or timing for calling a special meeting, and were not clear as to the role of the Company's Board in determining when and where such a meeting would be held. It is possible that as a result of these By-law amendments, a special meeting called at the request of Company shareholders, which under the revised By-law must be set for between 30 and 90 days from the date the Board calls the meeting, may be earlier or later than desired by the shareholders requesting the meeting.

(c) FORWARD-LOOKING STATEMENTS

The Schedule 14D-9 is amended to include the following statement at the end of
Item 8(c) on page 20:

                  Notwithstanding any statement in this Schedule 14D-9 or in any press release Taubman Centers has filed herewith or incorporated herein by reference, Taubman Centers acknowledges that the safe harbor for forward-looking statements under
                  Section 21E of the Securities Exchange Act of 1934, as amended, added by the Private Securities Litigation Reform Act of 1995, does not apply to forward-looking statements made in connection with a tender offer.

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ITEM 9.  EXHIBITS

Item 9 is hereby amended and supplemented by adding thereto the following:

EXHIBIT NO.                    DESCRIPTION
__________                     ___________

Exhibit (a)(23)                Document distributed to employees of Taubman
                               Centers, Inc.

Exhibit (a)(24)                Additional slide for website presentation
                               entitled "The 1998 Restructuring of Taubman:
                               Setting the Record Straight," as posted on the Taubman Centers, Inc. Website on January 13, 2003


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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 13, 2003                 Taubman Centers, Inc.


                                         By:  /s/ Robert S. Taubman
                                            -----------------------------------
                                            Robert S. Taubman
                                            Chairman of the Board, President and
                                            Chief Executive Officer


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                                  EXHIBIT INDEX

EXHIBIT NO.                    DESCRIPTION
__________                     ___________

Exhibit (a)(23)                Document distributed to employees of Taubman
                               Centers, Inc.

Exhibit (a)(24)                Additional slide for website presentation
                               entitled "The 1998 Restructuring of Taubman:
                               Setting the Record Straight," as posted on the Taubman Centers, Inc. Website on January 13, 2003